EXHIBIT 12.2

SARA LEE CORPORATION AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
AND PREFERRED STOCK DIVIDEND REQUIREMENTS
(In millions except ratios)

	Years Ended
	June 29, 2002(1)	June 30, 2001(2)
Fixed charges and preferred stock dividend requirements:
Interest expense	$304	$270
Interest portion of rental expense	60	64

Total fixed charges before capitalized interest, preference security dividends of consolidated subsidiaries and preferred stock dividend requirements	364	334
Preference security dividends of consolidated subsidiaries	21	36
Capitalized interest	7	14
Preferred stock dividend requirements (3)	17	18

Total fixed charges and preferred stock dividend requirements	$409	$402

Earnings available for fixed charges and preferred stock stock dividend requirements:
Income before income taxes continuing operations	$1,185	$1,851
Less undistributed income in minority owned companies	(3)	(2)
Add minority interest in majority-owned subsidiaries	20	27
Add amortization of capitalized interest	24	24
Add fixed charges before capitalized interest and preferred stock dividend requirements	364	334

Total earnings available for fixed charges and preferred stock dividend requirements	$1,590	$2,234

Ratio of earnings to fixed charges and preferred stock dividend requirements	3.9	5.6

(1)	During fiscal 2002, the corporation recorded a pretax charge of $170 in connection with certain reshaping actions.

(2)	During fiscal 2001, the corporation recorded a pretax charge of $554 in connection with certain reshaping actions.

During the second quarter of fiscal 2001, the corporation recorded a pretax gain of $105 million in connection with the IPO of its Coach division.

During the fourth quarter of fiscal 2001, the corporation recorded a pretax gain of $862 million in connection with the exchange of its stock for the stock of Coach.

(3)	Preferred stock dividends in the computation have been increased to an amount representing the pretax earnings that would have been required to cover such dividends.